03001771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 27 2003 PROCESSING WASH. D.C.

SEC FILE NUMBER
8- 51996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: i Daytrade, Inc. d/b/a Brokerage Select

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

53 St. Nicholas Avenue
(No and Street)

New York (City) NY (State) 10026 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian J. Green (917) 837-2287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name – *if individual, state last, first, middle name*)

404 Park Avenue South, Suite 700 (Address) New York (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ian J. Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of i Daytrade, Inc. d/b/a Brokerage Select, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

ROGER DOWD LORENCE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02LO6052495
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 12/18/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iDAYTRADE, INC.
d/b/a BrokerageSelect
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

TABLE OF CONTENTS

iDAYTRADE, INC.
d/b/a BrokerageSelect

STATEMENT OF FINANCIAL CONDITION
AND
STATEMENT OF CHANGES
IN SHAREHOLDER'S EQUITY

DECEMBER 31, 2002

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
iDaytrade, Inc.
d/b/a BrokerageSelect

We have audited the accompanying statement of financial condition and statement of changes in shareholder's equity of iDaytrade, Inc., d/b/a BrokerageSelect as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of iDaytrade, Inc., d/b/a BrokerageSelect as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Eichler Bergsman & Co., LLP

New York, New York
February 20, 2003

iDAYTRADE, INC.
d/b/a BrokerageSelect
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets		
Cash	$	851
Receivable from clearing broker		25,000
Total assets	$	27,051
Liabilities and shareholder's equity		
Accrued expenses and other liabilities	$	12,544
Shareholder's equity		14,507
Total liabilities and shareholder's equity	$	27,051

The accompanying notes are an integral part of these financial statements.

iDAYTRADE, INC.
d/b/a BrokerageSelect
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock 200 Shares Authorized		Additional	Retained	
	Issued and Outstanding	Amount	Capital Contributed	Earnings (Deficit)	Total
Balance, January 1, 2002	101	$ 101	$ 64,908	$ (52,572)	$ 12,437
Additional capital contributed	-	-	5,001	-	5,001
Net loss	-	-	-	-	(2,431)
Balance, December 31, 2002	101	$ 101	$ 69,909	$ (55,503)	$ 14,507

The accompanying notes are an integral part of these financial statements.

iDAYTRADE, INC.
d/b/a BrokerageSelect
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

iDaytrade, Inc., d/b/a BrokerageSelect, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company engages in a customer commission business and introduces all of its customers to a clearing broker pursuant to a fully disclosed clearing agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Income

Commission income and related expenses are recorded on a trade date basis.

Income Taxes

The Company is recognized as an S-corporation for Federal and State corporate tax purposes, and as such, the shareholder is individually liable for Federal and State income tax payments. The Company is subject to a New York State surcharge tax and a New York City corporate tax.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - DEPOSIT AND RECEIVABLE FROM CLEARING BROKER

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2002, customer obligations to the clearing broker were collateralized by securities with a market value in excess of the obligations. The Company is also required to maintain $25,000 on deposit with its clearing broker.

In the normal course of business, the Company's customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Security Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 12-1/2% of its aggregate indebtedness during the first year of operations, or $5000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2002, the Company had net capital of $14,507, which exceeded its minimum requirement by $9,507.

NOTE 5 - LIQUIDITY

The Company in its start-up stage has sustained a loss. However, management believes expenses have stabilized and forecasts a positive cash flow. In the event that additional capital is required, the principal shareholder is committed to provide such capital to fund the Company's current operations through December 31, 2002.